SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                             Leadis Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    52171N103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Andrew Y. Kurita
                            c/o Kettle Hill Capital Management, LLC
                            101 Park Avenue
                            23rd Floor
                            New York, NY  10178
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 9, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

CUSIP No.         52171N103
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kettle Hill Capital Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     3,864,931

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     3,864,931

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,864,931

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.14%

14.  TYPE OF REPORTING PERSON

     IA, OO

CUSIP No.         52171N103
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Andrew Y. Kurita

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     29,767

8.   SHARED VOTING POWER

     3,864,931

9.   SOLE DISPOSITIVE POWER

     29,767

10.  SHARED DISPOSITIVE POWER

     3,864,931

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,894,698

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.24%

14.  TYPE OF REPORTING PERSON

     IN, HC

CUSIP No.         52171N103
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kettle Hill Partners, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,563,410

9.   SOLE DISPOSITIVE POWER

    0

10.  SHARED DISPOSITIVE POWER

     1,563,410

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,563,410

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.31%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.         52171N103
                  ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Kettle Hill Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,476,069

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,476,069

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,476,069

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.02%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  52171N103
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

No material change from the Schedule 13D, Amendment No. 2, filed on January 5, 2009.

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

No material change from the Schedule 13D, Amendment No. 2, filed on January 5, 2009.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Kettle Hill Capital Management, LLC may be deemed to beneficially own 3,864,931 Shares.

     As of the date hereof, Andrew Y. Kurita may be deemed to beneficially own3,894,698 Shares.

     As of the date hereof, Kettle Hill Partners, LP be deemed to beneficially own 1,563,410 Shares.

     As of the date hereof, Kettle Hill Master Fund, Ltd. be deemed to beneficially own 1,476,069 Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business including leverage.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

No material change from the Schedule 13D, Amendment No. 2, filed on January 5, 2009.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Kettle Hill Capital Management, LLC may be deemed to be the beneficial owner of 3,864,931 Shares, or 13.14% of the Shares of the Issuer, based upon the 29,422,920 Shares outstanding as of November 10, 2008, according to the Issuer's most recent Form 10-Q.

     Kettle Hill Capital Management, LLC has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Kettle Hill Capital Management, LLC shares the power to vote or direct the vote of the 3,864,931 Shares to which this filing relates.

     Kettle Hill Capital Management, LLC has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Kettle Hill Capital Management, LLC shares the power to dispose or direct the disposition of the 3,864,931 Shares to which this filing relates.

     Kettle Hill Capital Management, LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 3,864,931 Shares were acquired for investment purposes. Kettle Hill Capital Management, LLC and/or Kettle Hill Capital Management, LLC on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Kettle Hill Capital Management, LLC may engage in any or all of the items discussed in Item 4 above.

     Andrew Y. Kurita shares the power to vote or direct the vote of the 3,864,931 Shares to which this filing relates.

     Andrew Y. Kurita has the sole power to vote or direct the vote of 29,767 Shares to which this filing relates.

     Andrew Y. Kurita shares the power to dispose or direct the disposition of the 3,864,931 Shares to which this filing relates.

     Andrew Y. Kurita has the sole power to dispose or direct the disposition of 29,767 Shares to which this filing relates.

     The 3,894,698 Shares, constituting 13.24% of the Shares of the Issuer, were acquired for investment purposes. Andrew Y. Kurita may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Andrew Y. Kurita may engage in any or all of the items discussed in Item 4 above.

     Kettle Hill Partners, LP has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Kettle Hill Partners, LP shares the power to vote or direct the vote of the 1,563,410 Shares, or 5.31% of the Shares of the Issuer, to which this filing relates.

     Kettle Hill Partners, LP has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Kettle Hill Partners, LP shares the power to dispose or direct the disposition of the 1,563,410 Shares to which this filing relates.

     Kettle Hill Partners, LP specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 1,563,410 Shares were acquired for investment purposes. Kettle Hill Partners, LP on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Kettle Hill Partners, LP may engage in any or all of the items discussed in Item 4 above.

     Kettle Hill Master Fund, Ltd. has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     Kettle Hill Master Fund, Ltd. shares the power to vote or direct the vote of the 1,476,069 Shares, or 5.02% of the Shares of the Issuer, to which this filing relates.

     Kettle Hill Master Fund, Ltd. has the sole power to dispose or direct the disposition of 0 Shares to which this filing relates.

     Kettle Hill Master Fund, Ltd. shares the power to dispose or direct the disposition of the 1,476,069 Shares to which this filing relates.

     Kettle Hill Master Fund, Ltd. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The 1,476,069 Shares were acquired for investment purposes. Kettle Hill Master Fund, Ltd. on behalf of the Clients may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, Kettle Hill Master Fund, Ltd. may engage in any or all of the items discussed in Item 4 above.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons on behalf of the Clients are set forth in Exhibit B.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     *The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A:  Joint Filing Agreement
         Exhibit B:  Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              January 14, 2009
                                 ----------------------------------------
                                                  (Date)



                                 Kettle Hill Capital Management, LLC*

                                 By: /s/ Andrew Y. Kurita
                                 ----------------------------------------
                                 Name: Andrew Y. Kurita
                                 Title: Managing Member


                                 Kettle Hill Partners, LP*
                                 BY: /s/ Kettle Hill Capital, LLC, its
                                 general partner

                                 By: /s/ Andrew Y. Kurita
                                 ----------------------------------------
                                 Name: Andrew Y. Kurita
                                 Title: Managing Member

                                 Kettle Hill Master Fund, Ltd.*
                                 BY: /s/ Kettle Hill Capital, LLC, its
                                 investment manager

                                 By: /s/ Andrew Y. Kurita
                                 ----------------------------------------
                                 Name: Andrew Y. Kurita
                                 Title: Managing Member


                                 /s/ Andrew Y. Kurita*
                                 ----------------------------------------
                                     Andrew Y. Kurita

* The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interests therein.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, Amendment No. 3, dated January 14, 2009 relating to the Common Stock, $0.001 par value of Leadis Technology, Inc. shall be filed on behalf of the undersigned.

                                 Kettle Hill Capital Management, LLC*

                                 By: /s/ Andrew Y. Kurita
                                 ----------------------------------------
                                 Name: Andrew Y. Kurita
                                 Title: Managing Member


                                 Kettle Hill Partners, LP*
                                 BY: /s/ Kettle Hill Capital, LLC, its
                                 general partner

                                 By: /s/ Andrew Y. Kurita
                                 ----------------------------------------
                                 Name: Andrew Y. Kurita
                                 Title: Managing Member

                                 Kettle Hill Master Fund, Ltd.*
                                 BY: /s/ Kettle Hill Capital, LLC, its
                                 investment manager

                                 By: /s/ Andrew Y. Kurita
                                 ----------------------------------------
                                 Name: Andrew Y. Kurita
                                 Title: Managing Member


                                 By: /s/ Andrew Y. Kurita*
                                 ----------------------------------------
                                 Name: Andrew Y. Kurita


* The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

                                                                       Exhibit B

               Transactions in the Common Stock, $0.001 par value

               TRANSACTIONS BY KETTLE HILL CAPITAL MANAGEMENT, LLC


    Date of                       Number of Shares
  Transaction                    Purchased/ (Sold)              Price per Share
  -----------                    -----------------              ---------------

  12/9/2009                         10,800                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                            400                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                         20,000                          0.37
  12/9/2009                            400                          0.37
  12/9/2009                         20,000                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                          2,500                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                            700                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                            800                          0.37
  12/9/2009                          1,003                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                            800                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                            800                          0.37
  12/9/2009                            500                          0.37
  12/9/2009                          1,700                          0.37
  12/9/2009                            700                          0.37
  12/9/2009                          2,400                          0.37
  12/9/2009                            100                          0.37
  12/9/2009                            600                          0.37
  12/9/2009                          2,500                          0.37
  12/9/2009                            700                          0.37
  12/9/2009                          2,400                          0.37
  12/9/2009                            700                          0.37
  12/9/2009                          2,400                          0.37
  12/9/2009                            700                          0.37
  12/9/2009                          2,400                          0.37
  12/9/2009                            800                          0.37
  12/9/2009                          2,300                          0.37
  12/9/2009                            700                          0.37
  12/9/2009                          2,400                          0.37
  12/9/2009                            700                          0.37
  12/9/2009                          2,400                          0.37
  12/9/2009                            800                          0.37
  12/9/2009                          2,300                          0.37
  12/9/2009                            800                          0.37
  12/9/2009                          2,300                          0.37
  12/9/2009                            700                          0.37
  12/9/2009                          2,400                          0.37
  12/9/2009                            700                          0.37
  12/9/2009                          2,400                          0.37
  12/9/2009                            800                          0.37
  12/9/2009                            497                          0.37
  12/9/2009                            300                          0.38
  12/9/2009                            400                          0.38
  12/9/2009                            300                          0.38
  12/9/2009                            800                          0.38
  12/9/2009                          1,700                          0.38
  12/9/2009                            100                          0.38
  12/9/2009                            100                          0.38
  12/9/2009                            100                          0.38


SK 21768 0001 955388